UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On January 31, 2023, Compugen Ltd. (the “Company”) entered into a Sales Agreement (the “Sales Agreement”) with SVB Securities LLC (“SVB”), as sales agent, pursuant to which the Company may offer and sell, from time to time through SVB, ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”). The offer and sale of the Ordinary Shares, if any, will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-240183), previously declared effective by the Securities and Exchange Commission on August 7, 2020 (the “Registration Statement”), as supplemented by the prospectus supplement relating to the Ordinary Shares which may be issued from time to time pursuant to the Sales Agreement, dated January 31, 2023 (the “Prospectus Supplement”). Pursuant to the Prospectus Supplement, the Company may offer and sell up to $50 million of Ordinary Shares (the “Shares”).

Under the Sales Agreement, SVB may sell Shares by any method permitted by law and deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Global Market, or on any other existing trading market for the Ordinary Shares.

The Company may instruct SVB not to sell Shares if the sales cannot be effected at or above the price designated by the Company from time to time. The Company is not obligated to make any sales of Shares under the Sales Agreement and no assurance can be given that it will sell any Shares under the Sales Agreement, or, if it does, as to the price or number of Shares that it will sell, or the dates on which any such sales will take place. The aggregate compensation payable to SVB as sales agent is equal to 3.0% of the aggregate gross sales price of the Shares sold pursuant to the Sales Agreement.

The Sales Agreement may be terminated by either party as set forth in the Sales Agreement.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is furnished herewith as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

A copy of the opinion of Shibolet & Co., Law Firm, Israeli counsel to the Company, relating to the legality of the issuance and sale of the Shares pursuant to the Sales Agreement, is attached as Exhibit 5.1 hereto. This opinion is also furnished with reference to, and is hereby incorporated by reference into, the Registration Statement.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Shares, nor shall there be any offer, solicitation, or sale of the Shares in any state in which such offer, solicitation or sale would be unlawful.

The information contained in this Report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits
Exhibit
Number	Description of Exhibit
1.1	Sales Agreement, dated January 31, 2023, by and between Compugen Ltd. and SVB Securities LLC
5.1	Opinion of Shibolet & Co.
23.1	Consent of Shibolet & Co. (contained in Exhibit 5.1)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: January 31, 2023	By:	/s/ Eran Ben Dor
Name: Eran Ben Dor Title: General Counsel